UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33541

ALDABRA 2 ACQUISITION CORP.

AMERICAN STOCK EXCHANGE
________________________________________________________________________
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Terrapin Partners, LLC
540 Madison Avenue, 17th Floor
New York, NY 10022
(212) 710-4100
______________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.0001 per share and Common Stock Purchase Warrants
________________________________________________________________________
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aldabra 2 Acquisition Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 20, 2008                                                                          By /s/ Jason Weiss
       Date                                                                                              Jason Weiss
                        Chief Executive Officer

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Explanatory note:  this voluntary delisting is a result of Aldabra 2 Acquisition Corp.’s pending move to the New York Stock Exchange (“NYSE”).  Aldabra 2 Acquisition Corp. anticipates trading on the NYSE will begin on February 25, 2008.